UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Name of Applicant)

7901 JONES BRANCH DRIVE, SUITE 900

MCLEAN, VIRGINIA 22102

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
Step Up Convertible Subordinated Debentures due 2009	Up to $50,119,000

Approximate Date of Proposed Exchange:	As promptly as possible after the Effective Date of
this Application for Qualification

Name and Address of Agent for Service:	With a Copy To:

Thomas R. Kloster Primus Telecommunications Group, Incorporated 7901 Jones Branch Drive Suite 900 McLean, Virginia 22102	Thomas W. White Wilmer Cutler Pickering Hale and Dorr LLP 2445 M Street, NW Washington, DC 20037

*	The actual aggregate principal amount of Step Up Convertible Subordinated Debentures due 2009 to be issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 5 3/4% Convertible Subordinated Debentures due 2007 that are exchanged as described in Item 2.

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL

Item 1.	General Information.

(a) and (b) The applicant, Primus Telecommunications Group, Incorporated (the “Company”), is a corporation incorporated under the laws of the State of Delaware.

Item 2.	Securities Act Exemption Applicable.

The Company may issue up to $50,119,000 principal amount of its Step Up Convertible Subordinated Debentures due 2009 (the “New Debentures”). The New Debentures will be issued in exchange for equal principal amounts of the Company’s 5 3/4% Convertible Subordinated Debentures due 2007 (the “Old Debentures”). The Company may issue the New Debentures in one or more transactions with holders of the Old Debentures pursuant to an exchange agreement, the form of which is filed as Exhibit T3E.1 to this Amendment No.1 to Form T-3. The Company was approached by a holder of a majority of the Old Debentures proposing an exchange of its Old Debentures for new debt securities, and thereafter the Company has had discussions with that holder about a potential exchange of its Old Debentures for New Debentures. It may also issue New Debentures in an exchange offer to all holders of Old Debentures, although it presently has no plans to do so. The New Debentures will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification (this “Application”). The Company has not reserved shares of common stock for issuance upon conversion of the New Debentures. In accordance with the terms of the Indenture, the Company will exercise its best efforts to reserve a sufficient number of shares of its common stock for issuance upon conversion of the New Debentures and, at its upcoming annual meeting of its stockholders, intends to seek stockholder approval of an increase in the number of shares of its common stock authorized for issuance. For more detailed information on the Indenture, see Item 8 of this Application. No exchanges of Old Debentures will be accepted before the effective date of this Application.

The New Debentures will be issued by the Company to existing holders of the Old Debentures in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Debentures by the Company, nor are there any such other sales planned by or through an underwriter at or about the time of the exchanges. No commission or other remuneration will be paid or given directly or indirectly for soliciting the exchange of New Debentures for Old Debentures.

AFFILIATIONS

Item 3.	Affiliates.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference. The following list sets forth the affiliates of the Company as of the date of this Application:

Name	Jurisdiction		Percentage of Voting Securities Held by the Company
Primus Telecommunications, Inc.	(Delaware	)	100%
Primus Telecommunications International, Inc.	(Delaware	)	100%
IPRIMUS.com, Inc.	(Delaware	)	100%
IPRIMUS USA, Inc.	(Delaware	)	100%

Name	Jurisdiction	Percentage of Voting Securities Held by the Company
Primus Telecommunications IHC, Inc.	(Delaware)	100%
Primus Telecommunications Holding, Inc.	(Delaware)	100%
TresCom U.S.A. Inc.	(Florida)	100%
Least Cost Routing, Inc.	(Florida)	100%
St. Thomas & San Juan Telephone Co., Inc.	(US Virgin Islands)	100%
STSJ Network Assets Inc.	(US Virgin Islands)	100%
STSJ Overseas Telephone Company Inc.	(Puerto Rico)	100%
OTC Network Assets, Inc.	(Puerto Rico)	100%
Primus Telecommunications Canada, Inc.	(Canada)	100%
3082833 Nova Scotia Company	(Canada)	100%
Echo Online Internet, Inc.	(Canada)	100%
Telesonic Communications, Inc.	(Canada)	100%
Magma Communications, Inc.	(Canada)	100%
Primus Telecom Holdings Pty., Ltd.	(Australia)	100%
Primus Telecom Ventures Pty., Ltd.	(Australia)	100%
Primus Network Pty., Ltd.	(Australia)	100%
Primus Telecommunications Pty, Ltd	(Australia)	100%
Primus Telecommunications Pty, Ltd (Australia)	(Australia)	100%
Primus Telecommunications (Australia) Pty, Ltd.	(Australia)	100%
DSLCom Pty, Ltd.	(Australia)	100%
0014 Pty, Ltd.	(Australia)	100%
Liquor Industry Service Technology Pty, Ltd.	(Australia)	100%
Kooee Telecom	(Australia)	100%
Global Sales Pty	(Australia)	100%
Hotkey Internet Service Pty Ltd	(Australia)	100%
Primus Data Pty, Ltd.	(Australia)	100%
Telegroup UK Ltd.	(United Kingdom)	100%
LCR Telecom Group Ltd.	(United Kingdom)	100%
Discount Calls Limited	(United Kingdom)	100%
Primus Telecommunications Limited	(United Kingdom)	100%
Primus Telecommunications Europe (Holdings) Limited	(United Kingdom)	100%
Planet Talk Limited	(United Kingdom)	100%
Primus Japan KK	(Japan)	100%
Primus Telecommunications de Mexico SA de CV	(Mexico)	100%
Global Access Pty Ltd.	(South Africa)	100%
P1do Brasil LTDA	(Brazil)	100%
Matrix Internet, S.A.	(Brazil)	51%
Communicacoes do Brazil Ltda	(Brazil)	100%
Direct Internet Limited	(India)	Please see Note (1)
Primus Telecom India Limited	(India)	100%
Primus Telecommunications Mobiles Private Ltd.	(India)	100%

Name	Jurisdiction	Percentage of Voting Securities Held by the Company
Primus Telecommunications Europe BV	(Netherlands)	100%
Primus Telecommunications Netherlands BV	(Netherlands)	100%
Primus Nederland BV	(Netherlands)	100%
Primus Telecommunications S.A.	(France)	100%
Primus Telecommunications S.r.1.	(Italy)	100%
Telegroup Italia S.r.1.	(Italy)	100%
Primus Telecommunications S.A.	(Spain)	100%
Primus Telecommunications Iberica SA	(Spain)	100%
Primus Telecommunications Europe NV	(Belgium)	100%
Primus Telecommunications GmbH	(Austria)	100%
Primus Telecom A/S	(Denmark)	100%
Telegroup Network Service APS	(Denmark)	100%
CS Communications GmbH	(Germany)	51%
CS Network GmbH	(Germany)	51%
LCR Telecom (Kenya) Limited	(Kenya)	100%
Primus Telecommunications of Virginia, Inc.	(Virginia)	100%
TresCom International Inc.	(Florida)	100%
Rockwell Communications Corporation	(Florida)	100%
Global Telephone Holdings Inc.	(US Virgin Islands)	100%
Interisland Telephone Corp.	(US Virgin Islands)	100%
PRIMUS Telecomm KK	(Japan)	100%
Stubbs Ltd.	(Hong Kong)	100%
PRIMUS Telecom SA de C.V.	(El Salvador)	100%
LCR Telecom Offshore (Holdings) Limited	(United Kingdom)	100%
LCR Telecom Limited	(United Kingdom)	100%
Binoche Holdings Pte	(Madeira)	100%
Primus Telecommunications GmbH	(Germany)	100%
Delta One America do Sul	(Brazil)	100%
Primus Telecom AG	(Switzerland)	100%
Telegroup Sweden AB	(Sweden)	100%
Lingo Holdings, Inc.	(Delaware)	100%
Lingo Network Services, Inc.	(Delaware)	100%
Lingo, Inc.	(Delaware)	100%
Primus Telecom Mauritius Holding	(Mauritius)	100%
European Mobile Products and Solutions Limited	(Ireland)	100%
Primus Mobiles Limited	(United Kingdom)	100%

(1)	Ability to control pursuant to a convertible loan

MANAGEMENT AND CONTROL

Item 4.	Directors and Executive Officers.

Set forth below are the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is: c/o Primus Telecommunications Group, Incorporated, 7901 Jones Branch Drive, Suite 900, McLean, Virginia 22102 and each person’s telephone number is (703) 902-2800.

Name	Office
K. Paul Singh	Chairman of the Board of Directors, President and Chief Executive Officer

John F. DePodesta	Executive Vice President, Chief Legal Officer, Chief Corporate Development Officer, Secretary and Director

Thomas R. Kloster	Chief Financial Officer

Tracy B. Lawson	Vice President - Corporate Controller

Mark Guirgis	Vice President - Planning and Analysis and Assistant Secretary

David E. Hershberg	Director

Douglas M. Karp	Director

Pradman P. Kaul	Director

Paul G. Pizzani	Director

John G. Puente	Director

Item 5.	Principal Owners of Voting Securities.

As of February 23, 2006, based solely on publicly available information, the Company believes that the following persons own 10 percent or more of the voting securities of the Company.

Names and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
American International Group, Inc. (“AIG”)(1)	Common Stock	16,540,008	15.44%

70 Pine Street

New York, NY 10270

Names and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
AIG Global Sports and Entertainment Fund, L.P. (“AIG Global Sports”) (1) Ugland House, South Church Street George Town, Grand Cayman	Common Stock	8,270,004	7.72%
AIG Global Emerging Markets Fund, L.L.C. (“AIG Emerging Markets”) (1) 175 Water Street, 23rd Floor New York, NY 10038	Common Stock	7,478,556	6.98%

(1)	The number of shares of common stock beneficially owned consists of shares that are beneficially owned directly by affiliated entities, including AIG Global Sports and AIG Emerging Markets listed in this table, each of which is managed by a sole general partner or sole managing member that is an indirect wholly-owned subsidiary of AIG.

UNDERWRITERS

Item 6.	Underwriters.

(a)	The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten
Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	Term Loan

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	8% Senior Notes due 2014

Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

Jefferies & Company, Inc. 520 Madison Avenue New York, New York 10022

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	3 3/4% Convertible Senior Notes due 2010

Harris Nesbitt Corp. 3 Times Square New York, New York 10036

(b)	The New Debentures proposed to be offered will be exchanged with existing security holders without the assistance of any underwriter.

CAPITAL SECURITIES

Item 7.	Capitalization.

(a)	Set forth below is certain information as to each authorized class of securities of the Company as of February 23, 2006.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	150,000,000	107,109,337
Preferred Stock Series A, par value $.01 per share	455,000	None
Preferred Stock Series B, par value $.01 per share	30,000	None
Preferred Stock Series C, par value $0.01 per share	559,950	None
Authorized but Undesignated Preferred Stock	1,410,050	None
3.75% Convertible Senior Notes Due 2010	$132,000,000	$132,000,000
12.75% Senior Notes Due 2009	$250,000,000	$71,560,000
8.00% Senior Notes Due 2014	$240,000,000	$235,000,000
5.75% Convertible Subordinated Debentures due 2007	$300,000,000	$50,119,000
Term Loan Due 2011	$100,000,000	$99,250,000

(b)	Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders. No shares of preferred stock are currently outstanding; the voting rights that each series would have in the event any shares were outstanding are set forth in the Company’s certificate of incorporation and certificates of designation included herein as Exhibits T3A.1 through T3A.5.

INDENTURE SECURITIES

Item 8.	Analysis of Indenture Provisions.

The New Debentures will be subject to the Indenture. The following is a general description of certain provisions of the Indenture filed as an exhibit hereto. The description is qualified in its entirety by reference to the Indenture. Capitalized terms used below and not defined herein shall have the meanings ascribed to them in the Indenture.

(a)	Events of Default

Each of the following constitutes an event of default under the Indenture:

(1)	default in the payment of interest on the New Debentures when due and payable and continuance of such default for a period of 30 days;

(2)	default in the payment of principal of (or premium, if any, on) any debenture at its stated maturity upon acceleration or otherwise;

(3)	default in the payment of principal or interest on New Debentures required to be purchased by the Company as set forth in the Indenture;

(4)	default in the performance of or breach of any other of our covenants or agreements in the Indenture or under the New Debentures (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the New Debentures;

(5)	there occurs with respect to any issue or issues of Indebtedness of the Company or certain subsidiaries of the Company having an outstanding principal amount of $25.0 million or more in the aggregate for all such issues, whether such Indebtedness now exists or shall hereafter be created,

(A)	an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the earlier of (i) the expiration of any applicable grace period or (ii) the thirtieth day after such default; and/or

(B)	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended by the earlier of (i) the expiration of any applicable grace period or (ii) the thirtieth day after such default;

(6)	any final judgment or order (not covered by insurance) for the payment of money in excess of $25.0 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or certain subsidiaries of the Company and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $25.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7)	a court having jurisdiction in the premises enters a decree or order for

(A)	relief in respect of the Company or any Significant Subsidiary of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(B)	appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary of the Company or for all or substantially all of the Company’s property and assets or those of our Significant Subsidiaries, or

(C)	the winding up or liquidation of the affairs of the Company or any Significant Subsidiary of the Company,

and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

(8)	the Company or any Significant Subsidiary of the Company

(A)	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

(B)	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary of the Company or for all or substantially all of the property and assets of the Company or any Significant Subsidiary of the Company, or

(C)	effects any general assignment for the benefit of creditors.

The Indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the New Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the New Debentures when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in clauses (7) or (8) above occurs and is continuing, then automatically the principal of all the New Debentures and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clauses (7) or (8) above (the default not having been cured or waived as set forth in the Indenture), the trustee or the holders of at least 25% in aggregate principal amount of the New Debentures then outstanding may declare the New Debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the New Debentures then outstanding or a majority in aggregate principal amount of the New Debentures represented at a meeting at which a quorum (as set forth in the Indenture) is present, in each case upon the conditions provided in the Indenture. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the trustee by us and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 60 days after such declaration of acceleration in respect of the New Debentures, and no other Event of Default has occurred during such 60-day period which has not been cured or waived during such period.

The Indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of New Debentures before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the New Debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the New Debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

(b)	Authentication and Delivery of the New Debentures; Use of Proceeds

Two Officers shall execute the New Debentures on behalf of the Company by manual or facsimile signature. For this purpose, “Officer” shall mean Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, any Vice President or the Secretary of the Company. If an Officer whose signature is on a New Note no longer holds that office at the time the New Note is authenticated, the New Note shall be valid nevertheless.

At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver New Debentures executed by the Company to the trustee for authentication, together with a Company Order (as defined in the Indenture) for the authentication and delivery of such New Debentures, and the trustee in accordance with such

Company Order shall authenticate and deliver such New Debentures as in the Indenture provided and not otherwise.

Each New Note shall be dated the date of its authentication.

No New Debentures shall be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose, unless there appears on such New Note a certificate of authentication substantially in the form provided for in the Indenture executed by or on behalf of the trustee by manual signature, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered under the Indenture.

The trustee may appoint an authenticating agent or agents reasonably acceptable to the Company with respect to the New Debentures. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Debentures whenever the trustee may do so. Each reference in the Indenture to authentication by the trustee includes authentication by such agent.

The New Debentures are being offered in exchange for the Old Debentures. Consequently, the Company will not receive any cash proceeds from the issuance of the New Debentures.

(c)	Release and Substitution of Any Property Subject to the Lien of the Indenture

The New Debentures are unsecured obligations of the Company. As such, the New Debentures are not secured by any lien on any property.

(d)	Satisfaction and Discharge

The Company may satisfy and discharge its obligations under the Indenture while New Debentures remain outstanding, subject to certain conditions, if:

•	all outstanding New Debentures will become due and payable at their scheduled maturity within one year;

•	all outstanding New Debentures are scheduled for redemption within one year,

and, in either case, the Company has deposited with the trustee an amount sufficient to pay and discharge all outstanding New Debentures on the date of their scheduled maturity.

(e)	Evidence Required to be Furnished by the Company upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company shall deliver to the trustee, within 90 days after the end of each fiscal year of the Company, an Officer’s Certificate (as defined in the Indenture) signed by two Officers of the Company stating that in the course of the performance by the signers of their duties as Officers of the Company, they would normally have knowledge of any failure by the Company to comply with all conditions, or Default by the Company with respect to any covenants, under this

Indenture, and further stating whether or not they have knowledge of any such failure or default and, if so, specifying each such failure or Default and the nature thereof. In the event an Officer of the Company comes to have actual knowledge of a Default, regardless of the date, the Company shall deliver an Officers’ Certificate to the trustee within five Business Days of obtaining such actual knowledge specifying such Default and the nature and status thereof.

Item 9.	Other Obligors.

None.

Contents of Application For Qualification

This application for qualification comprises:

(a)	pages numbered 1 to 14, consecutively;

(b)	the statement of eligibility and qualification on Form T-1 of U.S. Bank National Association under the Indenture to be qualified (included as Exhibit 25.1 hereto); and

(c)	the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
Exhibit T3A.1	First Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-8, No. 333-56557).

Exhibit T3A.2	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.2 of the Form 10-K for the year ended December 31, 2004).

Exhibit T3A.3	Rights Agreement, dated as of December 23, 1998, between Primus Telecommunications Group, Incorporated and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A thereto), the Certificate of Designation (Exhibit B thereto) and the Form of Summary of Rights (Exhibit C thereto) (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998).

Exhibit T3A.4	Amendments to Rights Agreement, dated as of December 30, 2002 and May 2, 2003, between Primus Telecommunications Group, Incorporated and StockTrans, Inc. (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 4(a) of the Company’s Current Report on Form 8-K filed with the Commission on May 2, 2003, respectively.)

Exhibit T3A.5	Certificate of Designation of the Voting Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions applicable to the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Commission on January 2, 2003).

Exhibit T3B.1	Amended and Restated Bylaws of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, No. 333-10875).

Exhibit T3C.1*	Form of Indenture between the Company and U.S. Bank National Association.*

Exhibit T3E.1*	Form of Exchange Agreement.*

Exhibit T3F.1**	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit 25.1**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.**

*	Filed herewith.

**	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primus Telecommunications Group, Incorporated, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, and State of Virginia, on the 27th day of February, 2006.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(SEAL)		By:	/s/ K. Paul Singh
Name: K. Paul Singh
Title: President and Chief Executive Officer

Attest:	/s/ John F. DePodesta
Name: John F. DePodesta
Title: Executive Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit T3A.1	First Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-8, No. 333-56557).

Exhibit T3A.2	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.2 of the Form 10-K for the year ended December 31, 2004).

Exhibit T3A.3	Rights Agreement, dated as of December 23, 1998, between Primus Telecommunications Group, Incorporated and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A thereto), the Certificate of Designation (Exhibit B thereto) and the Form of Summary of Rights (Exhibit C thereto) (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998).

Exhibit T3A.4	Amendments to Rights Agreement, dated as of December 30, 2002 and May 2, 2003, between Primus Telecommunications Group, Incorporated and StockTrans, Inc. (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 4(a) of the Company’s Current Report on Form 8-K filed with the Commission on May 2, 2003, respectively.)

Exhibit T3A.5	Certificate of Designation of the Voting Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions applicable to the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Commission on January 2, 2003).

Exhibit T3B.1	Amended and Restated Bylaws of Primus Telecommunications Group, Incorporated (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, No. 333-10875).

Exhibit T3C.1*	Form of Indenture between the Company and U.S. Bank National Association.*

Exhibit T3E.1*	Form of Exchange Agreement.*

Exhibit T3F.1**	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit 25.1**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.**

*	Filed herewith.

**	Previously filed.